UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	18 March 2024 - “Proposed Secondary Global Offering by Pfizer Inc.”

99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

Haleon plc: Proposed Secondary Global Offering by Pfizer Inc. in Haleon plc and Proposed Share Buyback

18 March 2024: Haleon plc ("Haleon") (LSE/NYSE: HLN) announces that Pfizer Inc. ("Pfizer") intends to sell approximately 630 million Haleon ordinary shares ("Ordinary Shares"), including Ordinary Shares in the form of American Depositary Shares, each representing two Ordinary Shares ("ADSs", and together with the Ordinary Shares, the "Securities") by means of a public offering in the United States (the "U.S. Offer"), and a concurrent offering outside the United States to qualifying investors for purposes of, and in accordance with, applicable local laws and regulations in the jurisdictions in which such offer is being made (the "International Offer" and, together with the U.S. Offer, the "Global Offer").

The offering price per Security in the Global Offer will be determined by means of a bookbuilding process and is expected to be announced on or about 19 March 2024, following completion of the bookbuilding.

Pfizer will receive all of the net proceeds from the Global Offer, subject to customary closing conditions. No Securities are being sold or issued by Haleon and Haleon will not receive any of the net proceeds from the Global Offer.

Haleon previously entered into a Share Purchase Deed with Pfizer which was approved by Haleon's shareholders at its Annual General Meeting on 20 April 2023 (the "Share Purchase Deed"), pursuant to which Haleon has the ability to make certain off-market purchases to acquire Ordinary Shares from Pfizer, subject to certain terms and conditions. In connection with the Global Offer and subject to satisfaction of the conditions set out in the Share Purchase Deed, Haleon has agreed to repurchase from Pfizer, and Pfizer has agreed to sell to Haleon, off-market, Ordinary Shares having an aggregate purchase price of approximately £315 million (approximately $400 million) at the same time as, or immediately following and on the same day as, the completion of the Global Offer (the "Share Buyback"). The purchase price per Ordinary Share to be paid by Haleon in the Share Buyback will be equal to the offering price per Ordinary Share in the Global Offer. The Share Buyback is subject to satisfaction of the conditions in the Share Purchase Deed, including the successful completion of the Global Offer and receipt of written confirmation from Haleon's sponsor pursuant to LR11.1.10R(2)(b) of the UK Financial Conduct Authority's Listing Rules that the terms of the Share Buyback are fair and reasonable as far as Haleon's shareholders are concerned.

Completion of the Global Offer and the Share Buyback is expected to reduce Pfizer's interest in Haleon from 32% to approximately 24% of Haleon's issued Ordinary Share capital.

In connection with the Global Offer, Pfizer's Securities are expected to be subject to a 90-day lock-up in favor of Citigroup and Morgan Stanley, subject to customary exceptions and to waiver. Pfizer has received the necessary waivers from existing lock-up arrangements in order to participate in the Global Offer.

Citigroup and Morgan Stanley are serving as Joint Global Coordinators and Joint Bookrunners of the Global Offer. Barclays, J.P. Morgan and UBS Investment Bank are serving as Joint Bookrunners (together with the Joint Global Coordinators, the "Banks") of the Global Offer.

The Global Offer will be made pursuant to a shelf registration statement on Form F-3 filed by Haleon with the United States Securities and Exchange Commission (the "SEC") on 3 July 2023 (the "Registration Statement"), as supplemented by a preliminary prospectus supplement.

Haleon has filed the Registration Statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the Securities to which this communication relates. Before you invest, you should carefully read the prospectus in the Registration Statement, the preliminary prospectus supplement and the documents incorporated by reference in the Registration Statement for more complete information about Haleon and the Global Offer. Haleon intends to file a further prospectus supplement with respect to the Global Offer. You may obtain these documents for free by visiting the SEC website at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus related to the Global Offer may also be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-800-831-9146, Morgan Stanley at: Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014 Attn: Prospectus Department, Barclays at: Barclays Capital Inc., c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717, Barclaysprospectus@broadridge.com ((888) 603-5847), J.P. Morgan at: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204, or by emailing at prospectus-eq_fi@jpmchase.com and UBS Investment Bank at: UBS Securities LLC, Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone at (888) 827-7275 or by emailing ol-prospectus-request@ubs.com.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Securities in any state or other jurisdiction in which, or to any person to whom, such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The distribution or communication of this announcement or the prospectus supplement related to the Global Offer in certain jurisdictions may be restricted by law. Any offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

The person responsible for arranging the release of this announcement on behalf of Haleon is Amanda Mellor, Company Secretary.

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

Cautionary note regarding forward-looking statements
Certain statements contained in this announcement are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations, projections, intentions or beliefs about future events, including strategic initiatives and future financial condition and performance, and so actual results may differ materiality from what is expressed or implied by the statements. These statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "estimates", "indicates", "may", "might", "will", "should", "potential", "could" and other words of similar meaning (or the negative thereof). These forward-looking statements include all matters that are not historical or current facts. In particular, these include, but are not limited to, statements relating to the consummation of the proposed Global Offer by Pfizer, the Share Buyback, and the risks identified, or incorporated by reference, any prospectus supplement or accompanying prospectus.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this announcement. These statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

In the United Kingdom, this announcement and its contents are directed only at (A) "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018; and (B) (i) persons who have professional experience in matters relating to investments falling within Article 19 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), or (ii) high net worth entities and other persons to whom it can otherwise lawfully be communicated falling within Article 49(2)(a) to (d) of the Order, all such persons in (A) and (B) together being referred to as "relevant persons". This announcement must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment activity to which this announcement relates is available in the United Kingdom only to relevant persons and will be engaged in only with relevant persons.

In the European Economic Area (the "EEA"), this announcement is addressed only to and directed only at, persons in member states who are "qualified investors" within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) ("Qualified Investors"). This announcement must not be acted on or relied on in the EEA by persons who are not Qualified Investors. Any investment activity to which this announcement relates is available in the EEA only to Qualified Investors and will be engaged in only with Qualified Investors.

The Banks are acting exclusively for Pfizer and no one else in connection with the Global Offer. None of the Banks will regard any other person (whether or not a recipient of this announcement) as a client in relation to the Global Offer and will not be responsible to anyone other than Pfizer for providing the protections afforded to their respective clients nor for giving advice in relation to the Global Offer or any transaction or arrangement referred to in this announcement. No information in this announcement should be construed as providing financial, investment or other professional advice and each prospective investor should consult its own legal, business, tax and other advisers in evaluating any potential investment opportunity.

In connection with the Global Offer, each of the Banks and any of their respective affiliates, acting as investors for their own accounts, may purchase Securities and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such Securities and other securities of Haleon or related investments in connection with the Global Offer or otherwise. Accordingly, references in the final prospectus supplement to the Securities being offered, subscribed, issued, acquired, sold, placed or otherwise dealt in should be read as including any offer, subscription, issue, sale, acquisition, placing or dealing in the Securities by any of the Banks and any of their affiliates acting as investors for their own accounts. In addition, certain of the Banks or their affiliates may enter into financing arrangements and swaps in connection with which they or their affiliates may from time to time acquire, hold or dispose of Securities. None of the Banks nor any of their respective affiliates intends to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 18, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary